UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2016

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

ABILITY INC.

On September 6, 2016, Ability Inc. (the “Company”) issued a press release to announce that it has appointed Mr. Meir Moshe as a director of the Company. Mr. Moshe will serve on both the Audit Committee and Nominating Committee of the Board of Directors of the Company.

Mr. Moshe has more than 30 years of executive-level financial experience including the direct management of global finance and accounting operations, investor relations, tax and M&A. Previously, Mr. Moshe served as the Chief Financial Officer of Radware Ltd., a NASDAQ-traded, global leader of application delivery and cyber security solutions. Mr. Moshe joined Radware during its start-up and subsequently led its successful initial public and secondary offerings. Under his leadership, the company developed a finance and accounting infrastructure to support world-wide operations and manage cross-company activities. Mr. Moshe also previously served as Chief Financial Officer for the Formula Group and Koor Communications. Mr. Moshe began his career with Ernst & Young. Mr. Moshe holds a Bachelor of Arts in Accounting and Economics from Tel Aviv University and is a Certified Public Accountant in Israel.

There is no arrangement or understanding between Mr. Moshe and any other persons pursuant to which he was selected as a director. Mr. Moshe has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. Mr. Moshe will receive the same compensation as other non-executive directors of the Company as described in “Item. 6B. - Directors, Senior Management and Employees - Compensation of Executive Officers” of the Company’s Form 20-F for year ended December 31, 2015.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

The following exhibit is attached:

99.1	Press Release dated September 6, 2016: Ability Names Seasoned Financial Executive, Meir Moshe, to Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

Date: September 6, 2016	By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer and Chairman of the Board

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